NOTICE OF ANNUAL AND SPECIAL MEETING
- AND -
MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders
to be held on June 7, 2007

April 30, 2007

ROLLING THUNDER EXPLORATION LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JUNE 7, 2007

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of class A shares and class B shares (collectively, the "Shares") of Rolling Thunder Exploration Ltd. (the "Corporation") will be held at the Metropolitan Centre, Royal Room, 333-4th Avenue S.W., Calgary, Alberta on Thursday, June 7, 2007 at 2:30 p.m. (Calgary time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.

the receipt of the financial statements of the Corporation as at and for the fiscal period ended December 31, 2006, together with the auditors' report thereon;

2.

the election of directors of the Corporation for the ensuing year;

3.

the appointment of auditors for the Corporation for the ensuing year at a remuneration to be determined by the board of directors of the Corporation;

4.

to consider and, if thought appropriate, pass an ordinary resolution to approve the stock option plan of the Corporation; and

5.

the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Information Circular dated April 30, 2007 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy ("Instrument of Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. In order to be valid and acted upon at the Meeting, a properly executed Instrument of Proxy or other appropriate form of proxy must be deposited at the offices of Olympia Trust Company (Attention: Proxy Department), Suite 2100, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 (facsimile: (403) 265-1455), at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A person appointed as proxyholder need not be a Shareholder.

Only persons registered as Shareholders on the records of the Corporation as of the close of business on April 27, 2007 are entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof, except that a transferee of Shares transferred after such date may vote such Shares at the Meeting or any adjournment thereof if such Shareholder produces properly endorsed share certificates or otherwise establishes that the transferee owns the transferred Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

DATED as of the 30th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Peter M.K. Bolton"

Peter M.K. Bolton

President and Chief Executive Officer

ROLLING THUNDER EXPLORATION LTD. MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 7, 2007

April 30, 2007

GENERAL PROXY INFORMATION

Solicitation of Proxies by Management

This management information circular ("Information Circular") is furnished in connection with the solicitation by management of Rolling Thunder Exploration Ltd. (the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of class A shares ("Class A Shares") and class B shares ("Class B Shares" and together with the Class A Shares, the "Shares") of the Corporation to be held at 2:30 p.m. (Calgary time) on Thursday, June 7, 2007, at the Metropolitan Centre, Royal Room, 333-4th Avenue S.W., Calgary, Alberta for the purposes set forth in the accompanying Notice of Annual and Special Meeting ("Notice of Meeting") and in this Information Circular, and at any adjournments thereof.

Solicitation of proxies will be primarily by mail, but may also be by telephone, facsimile, electronic or oral communication by the directors, officers and employees of the Corporation at no additional compensation. No remuneration will be paid to any person for the solicitation of proxies; provided, however, that the Corporation may pay to intermediaries, holding Shares in their names for others, prescribed fees for the sending of the Notice of Meeting, this Information Circular and the instrument of proxy furnished by the Corporation and accompanying this Information Circular ("Instrument of Proxy") to the persons for whom they hold Shares. The cost of the solicitation of proxies will be borne by the Corporation. Information contained in this Information Circular is given as of April 30, 2007, unless otherwise specifically stated.

Appointment and Revocation of Proxy

An Instrument of Proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney duly authorized in writing or, if the Shareholder is a corporation, in its corporate name under its corporate seal or by an officer or attorney thereof duly authorized in writing. In order to be valid and acted upon at the Meeting, a properly executed Instrument of Proxy or other appropriate form of proxy must be deposited at the office of Olympia Trust Company (Attention: Proxy Department), Suite 2100, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 (facsimile: (403) 265-1455), at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

The persons named in the accompanying Instrument of Proxy are officers and directors of the Corporation. A Shareholder entitled to vote at the Meeting may appoint a person (who need not be a Shareholder), other than the individuals named in the accompanying Instrument of Proxy, to represent the Shareholder at the Meeting by inserting the name of the desired representative in the blank space provided in the Instrument of Proxy or by submitting another appropriate form of proxy.

A Shareholder who has provided an Instrument of Proxy or other appropriate form of proxy may revoke it: (a) by depositing an instrument in writing executed by the Shareholder or by his or her attorney duly authorized in writing or, if the Shareholder is a corporation, in its corporate name under its corporate seal or by an officer or attorney thereof duly authorized in writing, (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, prior to its commencement; or (b) in any other manner permitted by law.

The registered office of the Corporation is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, and its head office is located at Suite 1950, 717 – 7th Avenue S.W., Calgary, Alberta T2P 0Z3.

The foregoing information regarding the appointment of proxyholders and the revocation of proxies is generally applicable only to registered Shareholders, being persons who are recorded as holders of Shares on the register of shareholders maintained on behalf of the Corporation by its registrar and transfer agent. A significant number of persons who beneficially own Shares hold such Shares in a brokerage account or through some other intermediary. In almost all cases, a person whose Shares are held through a broker or other intermediary will not be a registered Shareholder, and should refer to the information set forth below under the heading "Advice to Beneficial Shareholders".

Voting of Proxies and Exercise of Discretion by Proxy Holders

All Shares represented at the Meeting by properly executed Instruments of Proxy or other appropriate forms of proxy will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy or other appropriate form of proxy, the Shares represented by the Instrument of Proxy or other appropriate form of proxy will be voted in accordance with such instructions. The designees named in the accompanying Instrument of Proxy will vote for, withhold from voting for, or vote against, as applicable, the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Shares will be voted FOR: (i) the election of directors; (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of the Corporation (the "Board"); and (iii) for the ordinary resolution to approve the stock option plan of the Corporation, all as more particularly described in this Information Circular.

The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting, but does not confer authority to vote for the election of any person as a director of the Corporation other than for those persons named in the Information Circular. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. If any other business or amendments or variations to the matters identified in the Notice properly come before the Meeting, then the persons named in the enclosed Instrument of Proxy will vote on such matters in accordance with their best judgment.

Signing of Proxy

The Instrument of Proxy or other appropriate form of proxy must be in writing and must be executed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, in its corporate name under its corporate seal or by an officer or attorney thereof duly authorized in writing. An Instrument of Proxy or other appropriate form of proxy signed by a person acting as attorney, executor, administrator, trustee or in some other representative capacity should indicate that person's capacity following their signature and be accompanied by evidence of their qualification and authority to act (unless such instrument has previously been provided to the Corporation).

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that they must arrange for the appointment of a proxy to vote their Shares at the Meeting and that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Shares can be recognized and acted upon at the Meeting.

If the Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms and financial institutions). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are registered in their name.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary or broker has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The purpose of the Instrument of Proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered holder of Shares (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a special proxy form to the Beneficial Shareholders and asks them to return such proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from Broadridge cannot use that proxy to vote Shares directly at the Meeting, rather the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Shares voted at the meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker (or agent of the broker), he or she may attend at the Meeting as proxy holder for the registered holder of Shares and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxy holder for the registered holder of Shares should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF SHARES

Voting Shares - General

The Corporation is authorized to issue an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of preferred shares. The holders of Shares are entitled to notice of, and to vote at, all annual and special meetings of Shareholders and are entitled to one vote per Share held. Subject to the prior rights of the holders of preferred shares, the holders of Class A Shares and Class B Shares are entitled to receive such dividends as the directors of the Corporation declare and upon liquidation to receive such assets of the Corporation as are distributable to holders of Shares. As at April 30, 2007, there are 34,724,737 Class A Shares and 810,000 Class B Shares issued and outstanding.

Record Date

The Board has established the close of business on April 27, 2007 ("Record Date"), as the record date for determining the Shareholders entitled to receive notice of, and to vote at, the Meeting. In accordance with the provisions of the Business Corporations Act (Alberta) (the "ABCA"), the Corporation will prepare a list of the Shareholders recorded as holders of Shares on its register of shareholders as of the close of business on the Record Date, each of whom shall be entitled to vote the Shares shown opposite their name on the list at the Meeting or any adjournment thereof, except to the extent that: (a) such a Shareholder has transferred the ownership of any of their Shares subsequent to the Record Date; and (b) the transferee produces properly endorsed share certificates or otherwise establishes that the transferee owns the transferred Shares and demands, not later than 10 days before the

Meeting, that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares at the Meeting or any adjournment thereof.

Principal Holders of Shares

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, except as listed below, no person, firm or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the issued and outstanding Shares:

Name	Type of Ownership	Number of Class A Shares	Percentage of Class A Shares

Bruce C. Mitchell(1)	Legal and Beneficial	5,772,600	16.62%

Note:

(1)

The above information, not being within the direct knowledge of the directors and executive officers of the
Corporation, was obtained from the System for Electronic Disclosure by Insiders on April 30, 2007.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements and Auditors' Report

The financial statements of the Corporation as at and for the fiscal period ended December 31, 2006, together with the auditors' report thereon, have been sent to the Shareholders and are available on the Internet on SEDAR and can be accessed at www.sedar.com. No formal action or vote will be taken at the Meeting to approve the financial statements, which have been approved by the Board. If Shareholders have questions regarding the financial statements, such questions may be brought forward at the Meeting.

Election of Directors

The term of office for each director of the Corporation is from the date of the meeting at which he is elected until the next annual meeting of the Corporation or until his successor is elected or appointed in accordance with applicable corporate law and the by-laws of the Corporation. At the Meeting, a board of four (4) directors is to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table states the names and jurisdictions of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment, the date on which they became directors of the Corporation and the number of Shares beneficially owned by them, directly or indirectly or over which they exercise control or direction as at the date of this Information Circular. The information contained in the table as to the number of Shares beneficially owned or controlled, directly or indirectly, not being known to management, is based upon information furnished to the Corporation by the respective nominees. Share ownership figures are as at April 30, 2007.

Name and Jurisdiction of Residence	Position with the Corporation	Principal Occupation	Director Since	Shares Beneficially Owned or Directed (Class A/Class B)

Peter M.K. Bolton (1) Alberta, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer of Rolling Thunder Exploration Ltd.	March 24, 2005	652,500 / 12,700

Keith E. Macdonald (2)(3)(4) Alberta, Canada	Chairman and Director	President of Bamako Investment Management Ltd. (private investment company)	March 24, 2005	678,000 / 18,400

W. John McKay (1)(2)(3)(4) Alberta, Canada	Director	Independent Businessman; President of McKay Partners Ltd. (executive search and management consultant firm)	August 18, 2006	- / -

Raymond G. Smith (1)(2)(3)(4) Alberta, Canada	Director	Chairman of Cork Exploration Inc. (public oil and gas exploration company)	May 5, 2005	250,000 / -

Notes:

(1)

Member of the Reserves and Environmental Committee. Mr. Smith is the Chair of the Reserves and Environmental Committee.

(2)

Member of the Audit Committee. Mr. Macdonald in the Chair of the Audit Committee.

(3)

Member of the Compensation Committee. Mr. McKay is the Chair of the Compensation Committee.

(4)

Member of Governance and Nominating Committee. Mr. Macdonald is the Chair of the Governance and Nominating Committee.

Appointment of Auditor

Hudson & Company LLP, Chartered Accountants, 300, 625 – 11th Avenue S.W., Calgary, Alberta, T2R 0E1, has served as the auditor of the Corporation since its incorporation on March 24, 2005. At the Meeting, it is proposed to nominate Hudson & Company LLP for appointment as the auditor of the Corporation for the ensuing year at a remuneration to be determined by the Board.

Unless otherwise directed by the Shareholders appointing them as proxyholder, the persons named in the accompanying Instrument of Proxy intend to vote FOR the appointment of Hudson & Company LLP, Chartered Accountants, as the auditor of the Corporation, to hold office until the next annual or annual and special meeting of the Shareholders, at a remuneration to be determined by the Board.

Approval of Stock Option Plan

Pursuant to Policy 4.4 of the TSX Venture Exchange (the "Option Policy"), the Corporation is permitted to maintain a "rolling" stock option plan reserving a maximum of 10% of the Class A Shares issued and outstanding from time to time for issuance pursuant to stock options. In accordance with the Option Policy, rolling option plans must receive shareholder approval yearly at the Corporation's annual meeting.

At the Meeting, Shareholders will therefore be asked to consider and, if thought advisable, to approve the existing stock option plan of the Corporation (the "Plan"). The Corporation currently has outstanding options ("Options") to purchase 2,846,666 Class A Shares, at the exercise prices ranging from $0.75 to $1.67.

For a summary of the terms of the Plan, see "Compensation of Executive Officers – Stock Option Plan". This summary is subject to the specific provisions of the Plan, a copy of which is attached as Schedule "A" to this Information Circular. The Board has made one amendment to the Plan since the previous annual meeting of Shareholders, namely the insertion of a condition that disinterested Shareholder approval must be obtained for any reduction in the exercise price of an Option if the holder of the Option is an insider of the Corporation of the time of the amendment.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that:

1.

the stock option plan of the Corporation, in the form attached as Schedule "A" to the management information circular of the Corporation dated April 30, 2007, be and the same is hereby ratified, confirmed and approved; and

2.

any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless otherwise directed by the Shareholders, the persons named in the accompanying Instrument of Proxy intend to vote FOR the ordinary resolution approving the Plan as more specifically described above.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid by the Corporation to the President and Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers") during the period ended December 31, 2006 and during the year ended April 30, 2006:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

Peter Bolton (1) President and Chief Executive Officer	December 31, 2006 (2) April 30, 2006	76,667 (3) 100,000	30,000 -	2,400 3,000	250,000 140,000	- -	- -	- -

Kamelia Wong (1) Chief Financial Officer	December 31, 2006 (2) April 30, 2006	76,667 (4) 90,000	30,000 -	2,400 3,000	260,000 90,000	- -	- -	- -

(1)

Mr. Bolton and Ms. Wong each commenced full-time employment with the Corporation on May 1, 2005.

(2)

During 2006, the Corporation changed its financial year end from April 30 to December 31. As such, amounts shown in the above table for the year ended December 31, 2006 are in respect of the eight month period ended December 31, 2006.

(3)

Mr. Bolton receives an annual salary of $120,000 effective July 1, 2006.

(4)

Ms. Wong receives an annual salary of $120,000 effective July 1, 2006.

Long Term Incentive Plan

Other than the Plan, details of which are provided below, the Corporation does not have any incentive plans designed to reward directors, officers or employees for their performance over a period longer than one year.

Stock Option Plan

Under the Plan, Options may be granted to the directors, officers and employees of the Corporation and to service providers retained by the Corporation. Under the Plan, the Board is authorized to grant Options to purchase Class A Shares to eligible persons.

Currently, the number of Class A Shares issuable upon the exercise of Options granted under the Plan at any time may not exceed 10% of the Class A Shares issued and outstanding from time to time. As at December 31, 2006 there were Options to acquire 2,550,000 Class A Shares outstanding under the Plan. The period during which an Option granted under the Plan is exercisable may not exceed five years from the date such Option is granted unless otherwise specifically provided by the Board, provided that any grant may not exceed 10 years. The price at which Class A Shares may be acquired upon the exercise of an Option shall be fixed by the Board at the time that the Option is granted. The exercise price of an Option shall not be less than the closing price of the Class A Shares on any stock exchange upon which the Class A Shares are listed on the day preceding the date of grant.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, the Board is authorized to provide for the granting of Options and the method of exercise of Options granted under the Plan. Options granted under the Plan are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director or employee of, or service provider to, the Corporation, as the case may be.

Option Grants during the Financial Period Ended December 31, 2006

The following table sets forth certain information regarding Options granted to the Named Executive Officers during the eight month period ended December 31, 2006:

Market Value of Class A Shares
	Class A Shares	% of Total		Underlying
	Under Options	Options Granted		Options on Date
Named	Granted	in Financial	Exercise Price	of Grant
Executive Officer	(#)	Year	($/Class A Share)	($/Class A Share)	Expiration Date
Peter Bolton	150,000 100,000	8.35% 5.57%	1.67 1.51	1.67 1.50	May 1, 2011 August 31, 2011
Kamelia Wong	150,000	8.35%	1.67	1.67	May 1, 2011
	110,000	6.12%	1.51	1.50	August 31, 2011

Aggregated Option Exercises during the Financial Period Ended December 31, 2006 and Period-End Option Values

No Options were exercised by any of the Named Executive Officers during the period ended December 31, 2006. The following table sets forth certain information regarding the number and accrued value of unexercised Options as at December 31, 2006:

Unexercised Options at December 31, 2006 (#)					Value of Unexercised in-the-Money-Options at December 31, 2006 (1) ($)
Named Executive Officer	Class A Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter Bolton	-	-	176,666	213,334	34,533.21	17,266.79

Kamelia Wong	-	-	146,667	203,333	22,200.00	11,100.00

Note:

(1)

The value of the unexercised "in-the-money" Options has been determined by multiplying the number of Class A Shares that may be acquired upon the exercise of the Options by the difference between $1.37, being the closing price of the Class A Shares on the TSX Venture Exchange on December 29, 2006, the last day on which a trade occurred before December 31, 2006, and the exercise price of the Options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the total number of Class A Shares authorized for issuance under the Option Plan as at December 31, 2006:

Number of Class A Shares
	Number of Class A	Weighted average	remaining available for
	Shares to be issued upon	exercise price of	future issuance under
	exercise of outstanding	outstanding	equity compensation plans
	options, warrants and rights	options, warrants and rights	(excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,550,000	$1.38	922,473
Equity compensation plans not approved by securityholders	-	-	-
Total	2,550,000	-	922,473

Termination of Employment or Change of Control Arrangements

Each of the Named Executive Officers has an employment agreement with the Corporation which provides that the Named Executive Officer shall receive, upon the termination of his or her employment by the Corporation, or upon the occurrence of a terminating event (including a change of control as defined in each agreement) an amount equal to the sum of 12 months base salary.

A change of control includes: (i) the acceptance of any offer, by way of take over bid or otherwise, for all or any of the Shares, by the holders of more than 35% of all issued and outstanding Shares; (ii) the acquisition by any person or group of persons acting jointly and in concert of more than 35% of the combined voting rights of all issued and outstanding Shares; (iii) the entering into of any agreement by the Corporation to merge, consolidate, amalgamate or be absorbed by, or into, another Corporation; (iv) the sale, lease or transfer of all or substantially all of the Corporation's assets to any other party; and (v) the liquidation or winding-up of the Corporation.

Compensation of Directors

The Corporation does not currently compensate directors of the Corporation for their services in their capacity as directors, except for the granting from time to time of Options in accordance with the Plan and the reimbursement of reasonable expenses incurred by them while acting in their capacity as directors. During the period ended December 31, 2006, Options to acquire an aggregate of 310,000 Class A Shares were granted to three non-management directors of the Corporation at an average exercise price of $1.59 per Class A Share.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no directors or executive officers of the Corporation, proposed nominees for election as a director of the Corporation, or any of their associates or affiliates have been indebted to the Corporation since the commencement of the Corporation's most recently completed financial year and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries since the commencement of the Corporation's most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph "Person" shall include each person: (a) who has been a director, or executive officer of the Corporation since the commencement of the Corporation's last completed fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person referred to in (a) or (b).

In respect of the ordinary resolution to approve the Plan which is to be considered at the Meeting, the current directors of the Corporation, Messrs. Bolton, Macdonald, McKay and Smith hold Options to acquire 390,000, 150,000, 150,000 and 150,000 Class A Shares, respectively.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, nor any person or company that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is aware of its responsibility for corporate governance and recognizes the importance of enhancing corporate governance practices at the Corporation. As part of the Corporation's commitment to effective corporate governance, the Board monitors changes in corporate governance practices and regulatory requirements.

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58- 101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-20 1 Corporate Governance Guidelines. Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule "A" to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the internet via SEDAR at www.sedar.com. Financial information of the Corporation is provided in the financial statements and related management's discussion and analysis for the most recently completed financial period. Copies of the financial statements and related management's discussion and analysis may be obtained from the Corporation on request at Suite 1950, 717 – 7th Avenue S.W., Calgary, Alberta T2P 0Z3 or by facsimile at (403) 262-0229.

SCHEDULE "A"
ROLLING THUNDER EXPLORATION LTD.
STOCK OPTION PLAN

ROLLING THUNDER EXPLORATION LTD.

STOCK OPTION PLAN

1.

The Plan

A stock option plan (the "Plan") pursuant to which options to purchase Class A Shares, or such other shares as may be substituted therefor ("Shares") in the capital stock of Rolling Thunder Exploration Ltd. (the "Corporation") may be granted to the directors, officers and employees of, and to consultants retained by, the Corporation or any of its subsidiaries or affiliates is hereby established on the terms and conditions herein set forth.

2.

Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of, and consultants retained by, the Corporation or any of its subsidiaries or affiliates to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally, (iii) encouraging such persons to remain associated with the Corporation or any of its subsidiaries or affiliates, and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates.

3.

Administration

(a)

This Plan shall be administered by the board of directors of the Corporation (the
"Board").

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder, (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)

Options to purchase the Shares granted hereunder ("Options") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve. Initially, the form of agreement shall be in the form attached hereto as Exhibit "A", subject to such changes and amendments to the terms and conditions thereof as the Board or the

President may approve from time to time, with execution of an option agreement by an officer of the Corporation to constitute conclusive evidence as to the approval of all such terms and conditions.

4.

Shares Subject to Plan

(a)

Subject to Section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares. Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b)

The aggregate number of Shares reserved for issuance under this Plan shall be equal to 10% of the total number of Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6.

Eligibility and Participation

(a)

The Board may, in its discretion, select any of the following persons to participate in this
Plan:

(i)

directors of the Corporation or any of its subsidiaries or affiliates;

(ii)

officers of the Corporation or any of its subsidiaries or affiliates;

(iii)

employees of the Corporation or any of its subsidiaries or affiliates; and

(iv)

consultants retained by the Corporation or any of its subsidiaries or affiliates, provided such consultants have performed and/or continue to perform services for the Corporation or any of its subsidiaries or affiliates on an ongoing basis or are expected to provide a service of value to the Corporation or any of its subsidiaries or affiliates;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b)

The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c)

Options will not be granted to an officer, employee or consultant of the Corporation, unless such Participant is a bona fide officer, employee or consultant of the Corporation.

7.

Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed. In addition, the exercise price of an Option must be paid in cash. Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (Alberta)) of the Corporation at the time of the proposed amendment.

8.

Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that:

(a)

the aggregate number of Shares reserved for issuance under this Plan, together with any other security based compensation arrangement of the Corporation, shall not, at the time of grant, exceed 10% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold;

(b)

the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed 5% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed 2% in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold; and

(c)

the Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the Securities Act (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9.

Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, and subject to Sections 11, 12 and 16 below, provided that:

(a)

no Option shall be exercisable for a period exceeding 5 years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board, and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding 10 years from the date the Option is granted;

(b)

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)

the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)

any Options granted to any Participant must expire within 90 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.

Method of Exercise of Option

(a)

Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

(b)

Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)

Any Participant (or the Participant's legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)

a written notice expressing the intention of such Participant (or the Participant's legal, personal representative) to exercise the Participant's Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii)

a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d)

Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or the Participant's legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or the Participant's legal, personal representative) shall have then paid for.

(e)

Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Optioned Share equal to the difference between the exercise price of the Option and the closing price of the Shares on the stock exchange on which the Shares are then listed. The Board has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant to this Section 10(e). If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 10(c) or (ii) retract the request to exercise such Option.

11.

Ceasing to be a Director, Officer, Employee or Consultant

Subject to any written agreement between the Corporation and a Participant providing otherwise and subject to the Option Period, if any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason other than death or permanent disability of the Participant, the Option granted to the Participant will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and 90 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation. An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be.

12.

Death and Permanent Disability of a Participant

Subject to any written agreement between the Corporation and a Participant providing otherwise and subject to the Option Period, in the event of the death or permanent disability of a Participant, any Option previously granted to the Participant shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then only:

(a)

by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b)

to the extent that the Participant was entitled to exercise the Option as at the date of the Participant's death or permanent disability.

13.

Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14.

Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15.

Adjustments

(a)

The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b)

Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16.

Change of Control

Notwithstanding the provisions of section 10, or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise in whole or in part the Options granted to such Participant hereunder either during the term of the Option or within 90 days after the date of sale or change of control, whichever first occurs.

For the purpose of this Plan change of control of the Corporation means and shall be deemed to have occurred if and when:

(a)

the acceptance by the holders of Shares of the Corporation, representing in the aggregate of more than 35% of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

(b)

the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 35% of the combined voting rights of the Corporation's then outstanding Shares, inclusive of the Shares that would be outstanding on the full exercise of all rights to Shares that would be outstanding on the full exercise of the rights to Shares; or

(c)

the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement

 (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as that which existed prior to the re-arrangement); or

(e)

individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest, for or an item of business relating to the election of directors shall not constitute a majority of the Board following such election.

17.

Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferrable and non-assignable unless specifically provided herein. During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18.

Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also at any time amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19.

Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20.

Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21.

Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22.

Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta, Attention: The President; or if to a Participant to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23.

Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

SCHEDULE "B"
ROLLING THUNDER EXPLORATION LTD.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance Disclosure Guideline under NI 58-101	Comments
Board of Directors
(a) Disclose the identity of directors	The Board has determined that three of the four directors are "independent" within
who are independent.	the meaning of NI 58-101, being Keith Macdonald, Raymond Smith and John
McKay.
(a) Disclose the identity of directors	Mr. Bolton is an officer of the Corporation and is therefore determined not to be
who are not independent, and describe the basis for that determination.	independent.
(c) If a director is presently a director of	No directors currently serve on the board of other issuers that are reporting issuers
any other issuer that is a reporting issuer (or the equivalent) in a	(or equivalent) other than Mr. Macdonald, who is a director of Cirrus Energy Ltd., Breaker Energy Ltd., Stratabound Minerals Corp., True Energy Trust and Cork
jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Exploration Inc. and Mr. Smith, who is a director of Cork Exploration Inc., True Energy Inc., Cruiser Oil and Gas Ltd. and Madalena Ventures Inc.
Orientation and Continuing Education
Describe what steps, if any, the board takes	The Corporation does not currently have any formal orientation and education
to orient new board members, and describe	programs for new directors, as the Corporation's activities are not sufficiently
any measures the board takes to provide	complex to require such programs. Each director has the responsibility to ensure
continuing education for directors.	that he maintains the skill and knowledge to meet his obligations as a director.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, to attend related industry seminars and conventions and to visit the Corporation's operations. Board members have full access to the Corporation's records.

Governance Disclosure Guideline under NI 58-101	Comments
Ethical Business Conduct
Describe what steps, if any, the board takes	The Corporation has a written code of business conduct and ethics in place for its
to encourage and promote a culture of ethical	directors, officers, employees and consultants.
business conduct.

The Board's mandate requires that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Specifically, the Board requires disclosure of any interest of any director or executive officer and the extent and nature of such interest. Any director with a conflict of interest or who may be perceived as being in a conflict of interest with respect to the Corporation shall abstain from discussion and voting by the Board or any committee of the Board on any motion to recommend or approve the matter. The mandate also prevents directors from engaging in activities or accepting appointments or elections to office in any organizations or associations the activities of which are, or may be perceived to be, in conflict with the activities of the Corporation.

The Board itself must comply with the conflict of interest provisions of the

Business Corporations Act (Alberta), as well as the relevant securities regulatory instruments, in order to ensure that directors of the Corporation exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors
Disclose what steps, if any, are taken to	The Board has the responsibility for selecting nominations for election to the
identify new candidates for board	Board. The Board periodically reviews general and specific criteria to consider
nomination, including who identifies new	when directors are being appointed to the Board. The objective of this review is
candidates, and the process of identifying	to recommend that appointments be made to provide the best mix of skills and
new candidates.	experience to guide the long-term strategy and ongoing business operations of the

Corporation. The review takes into account the desirability of maintaining a balance of skills, experience and background, with appropriate diversity, along with the key common characteristics required for effective Board participation.

Compensation
Disclose what steps, if any, are taken to	The compensation of senior management is regularly reviewed at the Board and
determine compensation for the directors and	committee level to determine its appropriateness. Factors such as size of the
CEO, including who determines	organization, profitability of the organization and competitive compensation
compensation, and the process of determining	levels are considered when determining the compensation for all senior
compensation.	management.
Other Board Committees
If the Board has standing committees other	The Board has a Reserves and Environmental Committee, the purpose of which is
than the audit, compensation and nominating	to assist the Board in the discharge of its duties with respect to complying with the
committees, identify the committees and	requirements contained in National Instrument 51-101 Standards of Disclosure
describe their function.	for Oil and Gas Activities.

Governance Disclosure Guideline under NI 58-101	Comments
Assessments
Disclose what steps, if any, the board takes	The Board is responsible to assess, on an ongoing basis, its overall performance as
to satisfy itself that the board, its committees, and its individual directors are performing	well as the overall performance of each of the committees of the Board. The objective of these reviews is to contribute to a process of continuous improvement effectively.

in the Board's execution of its responsibilities. The review identifies areas where the directors or management believe that the Board and its committees could make a better collective contribution to overseeing the affairs of the Corporation.

The Board is also responsible for regularly assessing the effectiveness and contribution of each director, having regard to the competencies and skills each director is expected to bring to the Board and its committees.